Exhibit 19
PREFORMED LINE PRODUCTS COMPANY
CORPORATE POLICY ON INSIDER TRADING

This Policy on Insider Trading (“Policy”) applies to all directors, officers, employees and [consultants with access to Material Nonpublic Information] (“Employees” or “you”) of Preformed Line Products Company, its subsidiaries, business units, and partnerships and joint ventures in which PLP has a majority ownership position or exercises management control (collectively, “PLP”). As more thoroughly explained below including to define “Material” and “Nonpublic” Information, this Policy provides that Employees shall not illegally disclose or use Material Nonpublic Information acquired by reason of their relationship with PLP.

PURPOSE:

The purpose of this Policy is both to satisfy PLP’s obligation to prevent insider trading and to help Employees avoid the consequences associated with violations of the insider trading laws.

Federal law prohibits Employees from trading in PLP stock based on Material Nonpublic Information obtained through involvement with PLP, as well as the disclosure of Material Nonpublic Information to others who then trade in PLP securities (known as “tipping”). The law further prohibits Employees and others from trading the securities of other companies under certain circumstances, as described below. The laws are designed to ensure that investors trading in PLP stock in the marketplace have fair and equal access to material information about PLP, as the issuer of the stock. Violators are subject to severe civil and criminal penalties.

REQUIREMENTS:

Trading Restrictions:

If you have obtained any Material Nonpublic Information relating to PLP (including its subsidiaries and affiliates), you may not “trade” in PLP securities. All references in this Policy to a “trade” or “transaction” include buying, selling, gifting, or effecting any other type of transaction.

In addition, you also may not trade in the securities of any other entity on the basis of Material Nonpublic Information about that entity that you obtained through your involvement with PLP, including PLP’s customers, suppliers or other companies with which PLP has contractual relationships or may be negotiating transactions.

The only exceptions to the foregoing restrictions are:

1.Trades that take place under a previously established contract, plan or instruction that has been entered into in accordance with applicable regulations under Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and pre-approved by the General Counsel (an “Approved 10b5-1 Plan”).
2.The exercise of stock options for cash under PLP’s stock incentive plans, but not the sale of the shares received through such exercise. Designated Employees (as defined below) must notify the General Counsel prior to doing under the pre-clearance procedures set forth below.
3.A bona fide gift made without consideration (a “bona fide gift”) is considered a trade for purposes of this Policy; however, the General Counsel has discretion to permit Employees to make a gift when the Employee has Material Nonpublic Information or during a Black-out Period for Designated Employees under appropriate conditions. Employees should contact the General Counsel under such circumstances to determine whether such bona fide gift can be made. Gifts that do not qualify as bona fide or for which consideration is provided will be subject to all of the restrictions and procedures set forth in this Policy.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exceptions. Even the appearance of an improper transaction should be avoided to preserve PLP’s reputation for adhering to high standards of conduct.

Tipping or Other Improper Disclosure:

The scope of this Policy is broad and is intended to prohibit Employees from taking advantage of Material Nonpublic Information. You may not disclose any Material Nonpublic Information about PLP, or any other company with which PLP has done or is doing business, to any other person, except when necessary to fulfill the responsibilities of your job, or after such information has been effectively communicated to the public (and therefore is no longer Nonpublic information). This limit on disclosure to other parties is often called “tipping,” and precludes disclosure to fellow Employees who do not have a legitimate and clear need to know, spouses, family members, persons sharing a household with you, relatives, and friends and also precludes making recommendations or expressing opinions while aware of Material Nonpublic Information with regard to trading securities. If any such other person engages in a securities transaction (i.e., buying or selling securities, puts, calls, options), both you and the other person may be held liable. Penalties under federal securities laws apply whether or not you derive a benefit from another’s actions.

In addition, Employees may not comment on the stock price movement or rumors of other corporate developments that are of possible significance to the investing public, unless it is part of their job description or they have been specifically pre-authorized by PLP’s Chief Executive Officer or Chief Financial Officer in each instance. In all instances, comments must be in compliance with PLP’s disclosure and confidentiality policies.

Black-Out Period, Pre-Clearance Procedures and Other Restrictions for Designated Employees:

Directors, officers and certain individuals designated by the General Counsel (“Designated Employees”) who have regular access to Material Nonpublic Information may not engage in any trading of PLP’s securities during “Black-out Periods”. Such periods begin on the fifteenth day of the third month of each fiscal quarter (i.e., March 15th, June 15th, September 15th, December 15th) and continue until two full trading days have passed following PLP’s public release of earnings and financial information for that quarter. (For example, if PLP were to release earnings on a Monday before 9:30 a.m. New York time, the Black-out Period would end as of Wednesday morning. However, if the PLP were to release earnings on a Monday after 9:30 a.m. New York time, the Black-out Period would not end until Thursday morning.) The General Counsel, Chairman, Chief Executive Officer or Chief Financial Officer may establish other periods in writing to be a Black-out Period, including extensions of any of the above periods. If you have any questions regarding the timing of the Black-out Periods, please contact the General Counsel.

Designated Employees are also subject to pre-clearance requirements and must refrain from trading in PLP’s securities without first contacting the General Counsel and obtaining pre-clearance to undertake the proposed trade. Designated Employees should contact the General Counsel at least three business days in advance to obtain pre-clearance of a trade in writing. If you receive pre-clearance for a trade, you may undertake the trade within five business days after clearance is granted, but only if you are not aware of Material Nonpublic Information. If for any reason the trade is not completed within five business days, pre-clearance must be obtained again before PLP’s securities may be traded. Designated Employees must also provide three business days advance notice to the General Counsel prior to exercising a stock option.

Designated Employees may not engage in short sales, buy or sell put options, call options or other derivatives of PLP’s securities or engage in hedging transactions or invest in financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of PLP’s securities.

Members of the Board of Directors and executive officers may not hold PLP securities in a margin account and may not pledge PLP securities as collateral for a loan.

Approved 10b5-1 Plans:

Upon pre-approval of the General Counsel, Employees may enter into trading plans under Rule 10b5-1 if not subject to a Black-out Period or otherwise in possession of Material Nonpublic Information. Transactions made pursuant to an Approved 10b5-1 Plan will not be subject to the restrictions set forth in this Policy. To obtain approval, an Employee should submit the proposed plan to the General Counsel at least seven days in advance of the proposed timing for entering into the plan. Approval will be subject to compliance with Rule 10b5-1, including applicable cooling off periods, good faith requirements and limitations on trading discretion. Any amendment, termination or modification of an Approved 10b5-1 Plan is also subject to pre-approval by the General Counsel.

For directors and executive officers, transactions under Approved 10b5-1 Plans also remain subject to Section 16 under the Exchange Act, including the short-swing profit and reporting requirements.

DEFINITIONS:

1.Material Information: Material information is any information that a reasonable investor would consider important in a decision to buy, hold, or sell stock. In short, any information which could reasonably be expected to affect the price of the stock is material. Below are some common examples of Material Information:

* Dividend and earning announcements
* Monthly financial results
* Financial forecasts
* Significant capital projects
* Borrowing activities (other than in the ordinary course of business)
* Mergers, acquisitions, or divestitures
* Technological breakthroughs
* Significant new major contracts and in customers
* Major litigation
* A change in senior management, composition of the Board of Directors or independent auditor
* Information about changes in major shareholdings in PLP
* Information relating to a purchase or proposed purchase by the PLP of its own shares
* Impending bankruptcy, insolvency, restructuring or liquidity problems
* Security breaches, cyber-attacks, and other disruptions to PLP’s information technology

2.Nonpublic Information: Information is “nonpublic” if it either has not been disclosed to the public or, if it has been disclosed, the time elapsed since disclosure has not been sufficient for investors to fully absorb the information. To be considered “public”, the information must have been communicated in a manner designed to reach investors generally. After such disclosure, the appropriate period of time in which information is deemed to be “public” depends on the nature of the information disclosed. Generally a period of two trading days from disclosure is considered adequate for investors to absorb the information.

PENALTIES:

Failure to observe this Policy may result in serious legal difficulties for you, as well as for PLP, including the possibility of civil lawsuits by shareholders against the persons accused of trading on inside information. Employees who engage in illegal trading activity or who improperly disclose confidential information to others will be subject to disciplinary action, including, but not limited to, termination of employment with PLP and/or its subsidiary.

The consequences of insider trading violations can be severe under U.S. laws. The SEC takes the position that these laws apply to all transactions in shares or options of companies listed for trading in the U.S., whether or not the actual trades take place in the U.S. For individuals who trade on insider trading, or tip information to others, possible penalties include:

1.A civil penalty of return of the profit gained (or loss avoided), plus a fine of up to three times the profit gained (or loss avoided);
2.Criminal fines (no matter how small the profit) of up to $1 million; AND
3.A jail term of up to ten years.

GUIDELINES:

Subject to the detailed requirements set forth above, general guidelines to avoid insider trading are as follows:

•Refrain from buying or selling PLP’s stock (whether through a broker, on the Internet, etc.) from the time a material development involving PLP is known until the third trading day after it has been publicly disclosed.

•Do not disclose Material Nonpublic Information concerning PLP to another person, except when necessary to fulfill your job responsibilities or when the other person has a clear and legitimate need to know.

•When in possession of Material Nonpublic Information concerning another company obtained in the course and scope of your employment with PLP, do not:
* Disclose that information to another person; OR
* Trade in that company’s securities until the third trading day after the information has been publicly disclosed.

•While it may not be directly prohibited by this Policy, be aware that insider trading laws may prohibit you from trading in other companies that do not have a business relationship with or have not provided confidential information to PLP, but may be considered “economically-linked” to PLP and whose securities may be impacted by Material Nonpublic Information learned through your involvement with PLP.

•Consider how any proposed transaction will appear “with the benefit of hindsight” (i.e., how it might look six months after the transaction).

•Finally, when in doubt, don’t trade and don’t provide information – ask for guidance from the General Counsel, Chief Financial Officer or your own legal advisor.

For more information or with questions on insider trading, contact Andy Klaus or Carrie Vaccariello.

Andy Klaus	Carrie Vaccariello
CFO	General Counsel & Corporate Secretary
PLP Line Products Company	PLP Line Products Company
660 Beta Drive	660 Beta Drive
Mayfield Village, Ohio 44143	Mayfield Village, Ohio 44143
Phone 440.473.9249	Phone: 440.473.9287
Fax 440.473.9319	Fax: 440.473.9162
email andy.klaus@plp.com	email: carrie.vaccariello@plp.com